

May 22, 2012

Via E-mail
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re:** **China Yida Holding, Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **and Documents Incorporated by Reference**
> **File No. 001-34567**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated by Reference Into Part III, Filed April 30, 2012

Director Compensation, page 7

1. Please confirm that the amounts set forth in the Stock Awards and Option Awards columns of the director compensation table reflect the grant date fair values computed in accordance with FASB ASC Topic 718. Refer to Item 402(r)(2)(iii) and (iv) of Regulation S-K. In this regard, we note you report $36,500 under the stock awards column for Michael Marks; however, footnote (2) states that $36,500 was the amount recognized as compensation expense in 2011 for the grant of 20,000 shares.

2. Please explain your disclosure in the last sentence of footnote (2) to the director compensation table that "[t]he issuance of the 20,000 shares by the transfer agent has been in process."

3. Please file as exhibits all management contracts and compensatory plans required to be filed pursuant to Item 601(b)(10) of Regulation S-K. For example, file the non-qualified stock option agreement with Michael Marks dated June 10, 2010, the amendment to the stock option agreement dated March 17, 2011 and the independent director agreement dated June 10, 2011.

Outstanding Equity Awards at Fiscal Year-End, page 11

4. Please move the disclosure under this subsection into a footnote to the director compensation table. Refer to the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Nominees for the Board of Directors, page 15

5. Please update Mr. Marks' biographical information. For example, you disclose that Mr. Marks is currently audit committee chairman and independent director of Jiangbo Pharmaceuticals, Inc.; however, a Form 8-K filed by Jiangbo Pharmaceuticals on June 7, 2011 discloses that Mr. Marks resigned as chairman of the audit committee and a member of the board of directors on June 6, 2011.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric M. Stein, Esq.